Exhibit 99.2

SIGMA LITHIUM CORPORATION
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL
STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2023
and 2022

(EXPRESSED IN THOUSANDS OF
CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the independent auditors, at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly unaudited condensed interim consolidated financial statements, and the audited consolidated financial statements for the year and the independent auditors’ report thereof. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement of the independent auditors. KPMG Auditores Independentes Ltda. is the independent auditor engaged for 2023.

"Ana Cabral Gardner"
Chief Executive Officer and Co-Chairperson

"Caio Márcio Martins de Araújo"
Chief Financial Officer

Sigma Lithium Corporation

Condensed Interim Consolidated Balance Sheets (Expressed in thousands of Canadian dollars)

	June 30, 2023 Unaudited	December 31, 2022
ASSET
Current assets
Cash and cash equivalents (note 3)	45,617	96,354
Inventories (note 4)	24,107	-
Due from related party (note 14)	388	4,894
Advance to suppliers	6,489	1,714
Prepaid expenses and other assets (note 5)	12,963	11,532
Total current assets	89,564	114,494
Non-current assets
Due from related party (note 14)	6,006	-
Prepaid expenses and other assets (note 5)	89	204
Property, plant and equipment (note 6)	231,791	158,574
Exploration and evaluation assets (note 7)	54,029	35,636
Total assets	381,479	308,908
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers (note 8)	19,929	24,307
Financing and export prepayment (note 9)	13,872	-
Customer advance (note 10)	31,752	-
Taxes payable (note 11)	3,337	3,070
Account payable	2,877	1,936
Royalty agreement option (note 6.c)	-	5,081
Payroll and related charges	1,499	409
Lease liability (note 12)	1,802	680
Accrued social projects (note 15)	1,819	-
Accrued liabilities	105	1,959
Total current liabilities	76,992	37,442
Non-Current liabilities
Financing and export prepayment (note 9)	118,857	77,438
Lease liability (note 12)	1,929	2,989
Asset retirement obligations (note 13)	7,272	6,547
Accrued liabilities	1,889	1,386
Total Non-Current liabilities	129,947	88,360
Total liabilities	206,939	125,802
Shareholders' equity
Share capital (note 16)	309,701	276,711
Contributed surplus	129,728	103,936
Accumulated other comprehensive income (loss)	4,012	(3,030)
Accumulated deficit	(268,901)	(194,511)
Total shareholders' equity	174,540	183,106
Total liabilities and shareholders' equity	381,479	308,908

Sigma Lithium Corporation

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Basis of preparation (note 2)

Related parties (note 14)

Approved on behalf of the Board:

(Signed) "Ana Cabral Gardner"	, Director

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars, except for shares and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating expenses
General and administrative expenses (note 18)	(16.146)	(3.590)	(30.448)	(4.949)
Restricted share units - RSU (note 22)	(29.312)	(11.991)	(49.017)	(24.633)
Royalty agreement call option (note 6.c)	-	(4.892)	-	(4.892)
Depreciation	(41)	(27)	(75)	(49)
	(45.499)	(20.500)	(79.540)	(34,523)

Financial income (expenses), net (note 19)	956	(1,046)	5,150	812

Loss for the period	(44,543)	(21,546)	(74,390)	(33,711)

Other comprehensive income (loss)
Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	3,668	(722)	7,042	623
Loss and comprehensive loss for the period	(40,875)	(22.268)	(67,348)	(33.088)

Loss per common share
Equity holders of the Company
Basic and diluted net loss per common share (note 17)	$(0.43)	$(0.21)	$(0.72)	$(0.34)
Weighted average number of common shares outstanding – basic and diluted	102,440,868	100,659,839	102,979,055	100,110,484

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

Six Months Ended June 30,	2023	2022
Operating activities
Loss for the period	(74,390)	(33,711)
Adjustments for:
Depreciation	75	49
Stock-based compensation (note 22)	49,017	24,633
Interest and accretion on notes payable (note 18)	-	15
Accrual for social projects	1,680	-
Accrual for contingencies	170	-
Cost transactions	520	-
Interest due loans and leases	973	-
Accretion due to asset retirement obligation	203	-
Realized foreign exchange loss (gain) on notes payable (note 18)	-	41
Foreign exchange gain on other assets and liabilities (note 18)	(13,616)	(827)
Royalty agreement call option	-	4,892
Adjusted loss for the period	(35,368)	(4,908)
Changes in non-cash working capital items:
Prepaid expenses and other assets	(8,938)	(487)
Inventories	(23,630)	-
Suppliers	(22,474)	-
Customer advance	31,164	-
Accounts payable and other liabilities	(5,472)	(2,270)
Payroll and other taxes	942	584
Interest payment of leases and financing	(368)	(23)
Net cash used in operating activities	(64,144)	(7,104)
Investing activities
Addition to exploration and evaluation assets	(7,328)	(6,806)
Purchase of property, plant and equipment	(40,268)	(19,409)
Net cash used in investing activities	(47,596)	(26,215)
Financing activities
Proceeds from warrants exercised (note 20)	-	2,345
Proceeds from stock options exercised	-	67
Financing and Export prepayment	57,414	-
Repayment of note payable	-	(325)
Net cash provided by financing activities	57,414	2,087
Effect of exchange rate changes on cash held in foreign currency	3,589	212
Net decrease in cash and cash equivalents	(50,737)	(31,020)
Cash and cash equivalents, at beginning of period	96,354	154,305
Cash and cash equivalents, end of period	45,617	123,285

Non-cash transactions
Addition in PP&E – right of use – IFRS 16	1,682	-
Capitalized interest	3,761	-
PP&E suppliers outstanding balances	14,644	-
Non-cash effects	20,087	-

The accompanying notes are integral part of the unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, January 1, 2022	99,377,349	224,820	30,881	(3,519)	(67,119)	185,063
Exercise of warrants	532,860	3,218	(873)	-	-	2,345
Exercise of RSUs	776,333	3,191	(3,191)	-	-	-
Stock-based compensation	-	-	25,781	-	-	25,781
Exercise of stock options	30,000	127	(60)	-	-	67
Loss for the period	-	-	-	-	(33,711)	(33,711)
Other comprehensive income for the period	-	-	-	623	-	623
Balance, June 30, 2022 (Unaudited)	100,716,542	231,356	52,538	(2,896)	(100,830)	180,168

Balance, January 1, 2023	104,710,042	276,711	103,936	(3,030)	(194,511)	183,106

Exercise of RSUs (note 22)	2,900,000	32,990	(32,990)	-	-	-
Stock-based compensation (note 22)	-	-	58,782	-	-	58,782
Loss for the period	-	-	-	-	(74,390)	(74,390)
Other comprehensive income for the period	-	-	-	7,042	-	7,042
Balance, June 30, 2023 (Unaudited)	107,610,042	309,701	129,728	4,012	(268,901)	174,540

The accompanying notes are integral part of the unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

1.	Nature of operations

Sigma Lithium Corporation (the “Company”) is a mineral processing and development company incorporated under the Canada Business Corporations Act. The Company’s common shares commenced trading on Nasdaq Capital Market (“Nasdaq”) under the symbol “SGML” and on the TSX Venture Exchange (the “TSXV”) under the symbol “SGML”. The head office of the Company is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These unaudited condensed interim consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly owned Brazil-incorporated subsidiary Sigma Mineração S.A. (“Sigma Brazil”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred as thereafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”).

Sigma Brazil initiated its operations and the first shipment of 31,500 tons was completed on July 27, 2023:

•	15,000 tons of Green Lithium; and,

•	16,500 tons of Green Tailings.

Exploration work remains underway, targeting a further increase in the Company’s total mineral resource estimate expected in the second half of 2023.

2.	Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting.

These unaudited condensed interim consolidated financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

The inventories are stated at the lower of cost or net realizable value. Cost is determined using weighted average cost method. Where the production process results in more than one product being produced, cost is allocated between the various products according to the ratio of contribution of these to gross sales revenue.

The accounting policies, accounting estimates and judgments, risk management and measurement methods applied in these unaudited condensed interim consolidated financial statements are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2022.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

▪	Valuation of share-based payment transactions: The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s RSUs that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgement is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

▪	Mineral reserves and mineral resources: Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation, depletion, and amortization.

▪	Depreciation and depletion: Furniture and equipment in generalare generally depreciated, net of residual value, on a straight-line basis, over the useful life of the the components involved but does not exceed the estimated life of mine based on proven and probable reserves. Changes in estimates can be the result of actual future production differing from current forecasts of future production. Mining rights depletion is determined based on the ratio between the effective production and the total amount of proven and probable mineral reserves.

▪	Valuation of long-lived assets: The assessment of fair values, including those of the CGUs for purposes of testing long-lived assets for potential impairment or reversal of impairment, require the use of assumptions and estimates for recoverable production, future capital requirements and operating performance, as contained in the Company’s technical reports, as well as future and long-term commodity prices, discount rates, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.

▪	Provision for restoration, rehabilitation, and environmental remediation: The Company assesses its provision for restoration, rehabilitation, and environmental remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting or restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on Q2 2023 Unaudited Condensed Interim Consolidated Financial statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective as of January 1st, 2023. Prospective application is required on adoption. These amendments did not impact the Q2 2023 Unaudited Condensed Interim Consolidated Financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on August 31, 2023.

3.	Cash and cash equivalents

Cash and cash equivalents include the following:

	June 30, 2023 (unaudited)	December 31, 2022
Cash	27,054	39,546
Short-term investments (a)	18,563	56,808
	45,617	96,354

(a)	Short-term investments refer to fixed income investments indexed to the Brazilian interbank deposit certificate “CDI” with immediate liquidity and the remuneration is 88% of the CDI on June 30, 2023 (90% of the CDI at December 31, 2022). Additionally, the Company has short-term investments in saving account in Canada with remuneration of 5,28% p.y (3,98% p.y on December 31, 2022).

4.	Inventories

June 30, 2023
Finished goods	18,638
Semi-finished goods	487
Raw material	667
Spare parts	4,315
Total	24,107

The Company started the production in the second quarter to fulfill commitments (sales) that started in July, 2023. Finished goods refers to high-grade and low-grade lithium properties that are the goods that will be negotiated by the Company.

Spare parts refer to parts and equipment to be used in the short-term maintenance of the processing of beneficiation plant.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

5.	Prepaid expenses and other assets

Prepaid expenses include the following:

	June 30, 2023 (unaudited)	December 31, 2022

Current
Prepaid interest (*)	8,919	9,614
Prepaid insurance	1,030	1,487
Tax recoverable	2,693	419
Prepaid land lease and advance	321	12
Total current	12,963	11,532

Non-current
Prepaid land lease and advance	89	204
Total prepaid expenses and other assets	13,052	11,736

(*)	Related to 12 months of interest which has been paid in advance on the export prepayment agreement as described in note 9.

6.	Property, plant and equipment

Cost	Assets under construction	Right- of-use assets	Beneficiation plant	Mining right	Other assets	Total
Balance, December 31, 2022	154,768	4,188	-	-	538	159,494
Additions	61,975	1,633	-	-	336	63,944
Transfers	(226,211)	-	173,414	52,797	-	-
Write-off	-	(1,780)	-	-	-	(1,780)
Cumulative translation adjustment	9,468	376	3,024	755	58	13,681
Balance, June 30, 2023 (unaudited)	-	4,417	176,438	53,552	932	235,339

Accumulated Depreciation/Amortization	Assets under construction	Right- of-use assets	Beneficiation plant	Mining right	Other assets	Total
Balance, December 31, 2022	-	722	-	-	198	920
Depreciation and amortization	-	170	1,854	425	48	2,497
Cumulative translation adjustment	-	69	35	8	19	131
Balance, June 30, 2023 (unaudited)	-	961	1,889	433	265	3,548

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Net book value	Assets under construction	Right- of-use assets	Beneficiation plant	Mining right	Other assets	Total
Balances as at, December 31, 2022	154.768	3.466	-	-	340	158.574
Balances as at, June 30, 2023 (unaudited)	-	3.456	174,549	53,119	667	231,791

a.	Beneficiation plant and mining right

In the second quarter, the Company concluded the construction phase of the plant and mine development and transferred the assets classified as “assets under construction” to “beneficiation plant” and “mining right”.

b.	Capitalized stock-based compensation

The assets under construction include the amount of $850 (unaudited) related to capitalized RSUs during the six months ended June 30,2023 (year ended December 31, 2022 - $2,404).

c.	Royalty agreement option

The Company is subject to the following royalties:

i.	2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties.

ii.	The Amilcar Royalty Agreement is a royalty of the gross revenues from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation, and commercialization of the products sold (“Net Revenues”). Sigma Brazil had the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800. The holder (currently Amilcar de Melo Afgouni (“Amilcar”) had the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if Sigma Brazil enters into commercial production and reaches production of 40,000 tons of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in Sigma Brazil on a fully diluted basis.

Due to the advancement of the Company’s wholly owned Grota do Cirilo lithium project and significant spent as well as assessed likelihood of reaching production triggering the Amilcar’s right to receive royalties, the Company exercised its repurchase option in April 13, 2023 and the fair value of the royalty agreement call option of US$3,800 as at June 30, 2022 was recorded a current liability in the consolidated statement of financial position and an expense in the consolidated statement of net loss and comprehensive loss, in the amount of US$3,800 (equivalent to $4,892).

iii.	A royalty (currently held by LRC LP I) of 1% of Net Revenues from sales net of all taxes, royalties and transportation costs of minerals extracted from the Lithium Properties.

d.	Depreciation and depletion

The depreciation and depletion of $2,497 was recorded of (i) $75 as an expense, (ii) $79 allocated to another assets of property, plant, equipment and (iii) $87 allocated to exploration and evaluation assets and (iv) $2,256 allocated to inventories.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

7.	Exploration and evaluation assets

The Company has mineral properties in the exploration and evaluation stage and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of exploration costs is set out below:

	June 30, 2023 (unaudited)	December 31, 2022
Opening balance	35,636	7,771
Additions (*)	16,244	23,220
Asset retirement obligation - cost (note 13)	-	3,670
Cumulative translation adjustment	2,149	975
Closing balance	54,029	35,636

(*) The additions include $8,915 (unaudited) related to RSUs during the six months ended June 30,2023 (year ended December 31, 2022 - $8,528).

8.	Suppliers

	June 30, 2023 (unaudited)	December 31, 2022

Local suppliers	17,099	20,872
Foreign suppliers	2,830	3,435

	19,929	24,307

9.	Financing and Export Prepayment

	BDMG	Export prepayment agreement	Total
Balance at December 31, 2022	-	77,438	77,438
Additions	3,054	54,360	57,414
Interest	213	7,806	8,019
Settlement of interest (note 5)	-	(7,241)	(7,241)
Payments	(11)	-	(11)
Exchange variation	-	(12,645)	(12,645)
Transaction costs	-	520	520
Cumulative translation adjustments	198	9,037	9,235
Balance at June 30, 2023 (unaudited)	3,454	129,275	132,729

As of June 30, 2023 (unaudited)
Loan obligations	3.454	129.275	132.729
Current portion	211	13.661	13.872
Non-Current portion	3.243	115.614	118.857

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(a)	BDMG

On January 13, 2023, the Company received an amount of R$ 11,731 thousand (equivalent to $3,054) arising from a financing contract entered into with BDMG on November 14, 2022. The financing has monthly interest payments and a grace period of 24 (twenty-four) months for the principal repayment. The principal repayment is made in 60 (sixty) Monthly installments, with the first installment due on December 15, 2024. The financing cost is 3.75% per year.

(b)	Export Prepayment Agreement

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of USD $100 million (“Loan”), with annual interest payment based on the 12 month Bloomberg short-term bank yield index “BSBY” plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down USD $60 million (equivalent to $82 million). The balance of USD $40 million (equivalent to $54 million) was disbursed in two subsequent drawdowns of USD $20 million each, on February 28, 2023 and on March 16, 2023.

The Company paid $10,194 of interest in advance in December, 2022 and $6,840 paid of interest in advance on first quarter of 2023, an amount equal to twelve months of payable interest, and an upfront fee of $3,665. Such amount of interest in advance is an estimate for the 12-month period and shall be compared with the actual monthly accrued interest throughout the period. Any difference between the two calculated interest amounts (estimate vs accrued), positive or negative, shall be settled on the first anniversary of the export prepayment agreement. During the six months the amount of interest accrued was $7,806 of which $7,241 was accounted for as prepaid expenses and will be charged against income on a monthly basis over the period of the contract.

Beginning on November 18, 2023, principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively. Repayments will be determined based on an amount equivalent to 50% of its net cash generated from operating activities plus net cash generated from investing activities for the prior 6 month period ended March 31 and September 30. Considering the Company’s estimated 2023 production, using a spodumene price of US$3,200/ton, it is expected that the Company will not be required to repay the Loan in 2023, and, therefore, has been classified as a non-current liability as at December 31, 2022.

The Loan contains an embedded prepayment feature, whereby Sigma Brazil has to pay an early prepayment premium of 4% during the first year of the Loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. This fair value of this embedded derivative has been estimated at a nominal amount.

The Loan is secured by a first ranking interest in favor of Synergy Acquisitions Holding Ltd. (“Synergy”) on Sigma Brazil’s assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of Sigma, except in relation to permitted indebtedness of up to US$100 million; and the pledge of equipment financed by Development Bank of Minas Gerais (“BDMG”) in the amount of $3,084.

10.	Customer advance

The amount of $31,752 as at June 30, 2023 refers to the advance paid from YaHua International Investment and Development Co., Ltd (“YaHua”) to the Company related to the first sale occurred on July 27, 2023.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

11.	Taxes payable

	June 30, 2023	December 31, 2022
Municipal taxes	1,353	966
State taxes	1,147	828
Federal taxes	837	1,276
	3,337	3,070

12.	Lease liability

The lease liabilities are primarily related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party, (note 14) with the remaining land, apartments and houses, commercial rooms and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates with a weighted average rate of 8.37% (December 2022: 8,37%) which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

Lease liabilities on December 31, 2022	3,669
Additions	1,633
Interest expense	194
Write-off	(1,738)
Lease payments	(356)
Cumulative translation adjustment	329
Lease liabilities as at June 30, 2023 (unaudited)	3,731

As at June 30, 2023 (unaudited)

Current	1,802
Non-current	1,929

Maturity analysis – contractual undiscounted cash flows

As at June 30, 2023

Less than one year	611
Year 2	1,177
Year 3	492
Year 4	379
Year 5	379
More than 5 years	1,446
Total contractual undiscounted cash flows	4,484

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

13.	Asset retirement obligation

The Company has estimated its asset retirement obligation amounting to $7,272 (unaudited) as at June 30, 2023 (December 31, 2022 - $6,547), representing the present value of estimated future rehabilitation costs to remediate environmental damages as at June 30, 2023. It is based on estimated future rehabilitation costs of $10,928, a nominal discount rate of 12,6% (December 31, 2022 12,6%), an inflation rate of 6.3% (December 31, 2022 – 4.0%), resulting in a real discount rate of 6.3% (December 31, 2022 – 6.3%).

Of the $7,272 of asset retirement obligation, $3,198 relates to the Xuxa Mine which is classified within property, plant and equipment with the remaining $4,074 relating to the Barreiro mine classified within exploration and evaluation assets. Accretion is being recorded as a financial expense.

Asset retirement obligation, December 31, 2022	6,547
Accretion	203
Cumulative translation adjustment	522
Asset retirement obligation, June 30, 2023 (unaudited)	7,272

14.	Related party transactions

The Company’s related parties include:

Related Party	Nature of relationship

A10 Group	A10 Group is composed of A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”). A10 Investimentos Ltda. (“A10 Investimentos”). A10 Partners Participações Ltda. (“A10 Partners”) and A10 Finanças e Capital Ltda. (“A10 Finanças”). The director of the Company, Marcelo Paiva, directly controls A10 Advisory and A10 Finanças and indirectly controls A10 Investimentos and A10 Partners. The CEO, Ana Cabral-Gardner (Co-CEO on December 31, 2022), has a minority stake at A10 Advisory and A10 Finanças.

Miazga	Miazga Participações S.A is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner has an indirect economic interest.

Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner has an indirect economic interest.

R-TEK	R-TEK Group Pty Ltd is a corporation in which the Chief Operating Officer of the Company, Brian Talbot, is a controlling shareholder.

Tatooine	Tatooine Investimentos S.A. is a land administration company in which the Chief Marketing Officer of the Company, Marina Bernardini, is the controlling shareholder and officer.

Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(a)	Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company.

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, comprising administrative personnel. Many of these positions have now been filled by full-time employees of the Company, except for a remaining few that are in the process of being phased out.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the Project.

Note Payable: The Company fully repaid the final installment of $0.3 million to Arqueana in March 2022. The note payable to Arqueana was related to the share exchange agreement dated December 12, 2017, entered by the Company with Arqueana

Loan Agreement: Sigma Brazil entered into a loan agreement dated September 21, 2022 (as amended) with Miazga to fund Miazga’s purchase of property located in the area of interest of the Project (the “Property”), which is to be further transferred to environmental authorities for environmental compensation purposes. The loan agreement provides for the loan of an amount up to Brazilian Reais (“R$”) $0.8 million ($0.2 million), which is the amount spent on the purchase of the Property. The purchase agreement and the loan are divided into two installments, with the first installment paid on December 31, 2022, and the second instalment to be paid once the property has successfully been transferred to Miazga.

Independent Consultant Service Agreement (“ICSA”): The Company has an ICSA with R-TEK where R-TEK’s principal, Brian Talbot, provides direct and personal services related to the management of the Company’s overall process operations, with the roles, responsibilities, and obligations equivalent of a Chief Operating Officer.

Amounts due from related party: The Company paid for drilling services provided by a third party that were performed on Arqueana’s land. These amounts are unsecured and are non-interest bearing. The major part was repaid in March, 2023, and the remaining is expected to be repaid by year-end

Facility Agreement: on April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Project. The facility agreement provides for the loan of an amount up to US$12 million (equivalent to$15.9 million). The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. Upon the transfer of the funds, there shall be a loan established between the parties in the amount of each utilization request. The loans granted by Sigma Brazil to Tatooine under the Facility Agreement in the second quarter of 2023 represent a total amount of US$ 4,2 million (equivalent to $5,6 million). As a subsequent event, in August 2023, Sigma Brazil has provided an additional loan to Tatooine in the amount of US$ 1.1 million (equivalent to $1.5 million).

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(b)	Outstanding balances and expenses

	As at June 30, 2023 (unaudited)		Six months ended June 30, 2023 (unaudited)	As at December 31, 2022		Six months ended June, 2022 (unaudited)
	Pre- payments / Receivable	Accounts payable / Debt	Income / Expenses / Payments	Pre- payments / Receivable	Accounts payable / Debt	Expenses / Payments
A10 Advisory
CSA	-	90	-	-	-	45
Miazga
Lease agreements	-	44	3	-	42	33
Prepaid land lease offset	104	-	-	103	13	-
Loan Agreement	122	-	-	113	-	-
Arqueana
Lease agreements	-	238	-	-	225	17
Note payable	-	-	-	-	-	270
Accounts receivable	374	-	-	4,881	-	-
R-TEK
Services provision	-	-	1,736	-	242	-
Tatooine
Accounts receivable	5,794		(90)		-	-

15.	Accrued social projects

June 30, 2023 (unaudited)
Microcredit For Female Entrepreneurs	202
Zero Drought for Small Holder Farmers	585
Water For All	778
Zero Hunger Action	120
Other	134
1,819

Microcredit For Female Entrepreneurs: The Company announced the intention to expand its landmark microcredit program launched for female entrepreneurs of the Jequitinhonha Valley region where the Company operates. There are currently 1,632 female entrepreneurs enrolled in the program, with R$2,000 to be loaned per person, and the goal is to achieve a total enrollment of 10,000 women with an additional investment of up to R$ 20 million (equivalent to $5.5 million as at June 30, 2023).

Zero Drought for Small Holder Farmers: The Company is leading an ongoing project to construct up to 2,000 small basins for water collection in disadvantaged communities of the Jequitinhonha Valley, which will provide relief for the effects of dry season on plantations and livestock in such communities.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Water For All: Additionally, to further combat the impacts of water scarcity in the Jequitinhonha Valley region, the Company committed to donating up to 3,000 water tanks to residents located in the surrounding areas of the Greentech Plant.

Zero Hunger Action: The Company remained dedicated to humanitarian relief action, continuing to deliver the previously pledged 7,200 food baskets per year, being 600 per month.

16.	Share capital

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued by the Company for the period ended June 30, 2023 and 2022:

	Common shares (#)	Amount
Balance, January 1st, 2023	104,710,042	$276,711
Exercise of RSUs	2,900,000	32,990
Balance, June 30, 2023 (unaudited)	107,610,042	309,701

	Common shares (#)	Amount
Balance, January 1st, 2022	99,377,349	$224,820
Exercise of warrants	532,860	3,218
Exercise of RSUs	776,333	3,191
Exercise of stock options	30,000	127
Balance, June 30, 2022 (unaudited)	100,716,542	231,356

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

17.	Loss per common share

The calculation of unaudited basic and diluted loss per share for the three months ended June 30, 2023 was based on the loss attributable to common shareholders of $44,335 (three months ended June 30, 2022 - loss of $21,546) and the weighted average number of common shares outstanding of 102,440,868 (three months ended June 30, 2022 of 100,659,839). The diluted loss per share for each of the periods presented did not include the effect of RSU's, stock options and warrants as they are anti-dilutive. The basic and diluted loss per common share for the three months ended June 30, 2023 was ($0.43) (three months ended June 30, 2022 ($0.21)).

Period	Description	Number of common shares	Running total	Weight average number common shares
Balance, March 31, 2023 (unaudited)		107,210,042		102,326,582
June 5, 2023	Exercise of RSUs	400,000	107,610,042	114,266
Balance, June 30, 2023 (unaudited)		107,610,042	107,610,042	102,440,868

The calculation of unaudited basic and diluted loss per share for the six months ended June 30, 2023 was based on the loss attributable to common shareholders of $74,182 (six months ended June 30, 2022 - loss of $33,711) and the weighted average number of common shares outstanding of 102,979,055 (six months ended June 30, 2022 of 100,110,484). The diluted loss per share for each of the periods presented did not include the effect of RSU's, stock options and warrants as they are anti-dilutive. The basic and diluted loss per common share for the six months ended June 30, 2023 was ($0.72) (six months ended June 30, 2022 ($0.34)).

Period	Description	Number of common shares	Running total	Weight average number common shares
Balance, December 31, 2022		104,710,042		101,017,241
January 26, 2023	Exercise of RSUs	350,000	105,060,042	298,077
February 14, 2023	Exercise of RSUs	2,150,000	107,210,042	1,606,593
June 5, 2023	Exercise of RSUs	400,000	107,610,042	114,266
Balance, June 30, 2023 (unaudited)		107,610,042	107,610,042	102,979,055

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

18.	General and administrative expenses

	(unaudited) Three Months ended June 30,		(unaudited) Six Months ended June 30,
	2023	2022	2023	2022
Salaries and benefits	4,934	641	7,933	1,115
Legal	2,280	1,012	3,400	1,213
Travel	549	286	835	379
A10 Advisory - Cost Sharing Agreement	63	53	104	72
Accounting	380	97	633	141
Auditing	1,191	13	1,191	13
Business development and investor relations	893	381	1,642	789
Insurance	1,538	-	3,649	-
Tax expenses	925	-	2,251	-
Accrual for contingencies	-	-	163	-
Social actions	21	-	2,676	-
Other	3,372	1,107	5,971	1,227
General and administrative expenses	16,146	3,590	30,448	4,949

19.	Financial income (expenses), net

	(unaudited) Three months ended June 30,		(unaudited) Six months ended June 30,
	2023	2022	2023	2022
Interest expenses	(4,747)	-	(5,131)	-
Interest expenses - IFRS 16	(94)	-	(194)	-
Bank expenses	(715)	-	(1,352)	-
Accretion and interest on notes payable	(203)	-	(203)	(15)
Foreign exchange gain (loss)	5,946	(1,046)	9,225	827
Financial income	769	-	2,805	-
Financial income (expenses), net	956	(1,046)	5,150	812

20.	Warrants

The following table shows the continuity of warrants during the period:

		Weighted
	Warrants Outstanding	Average Exercise Price
Balance, December 31, 2021	532,860	$4.40
Exercised (1)	(532,860)	(4.40)
Balance, June 30, 2022	-	$-

(1) In February 2022, the Company received from A10 Advisory $2,345 upon the exercise of 532,860 warrants into 532,860 common shares at an exercise price of $4.40 per share.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

21.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts payable, and note payable approximate their carrying values due to the short-term to maturity of these financial instruments.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

As of June 30, 2023, the carrying amount of financial liabilities, measured using the amortized cost method are described below. Their corresponding maturities are evidenced below:

Contractual obligations	Up to 1 year	1-3 years	4 - 5 years	More than 5 years	Total
Suppliers	19,929	-	-	-	19,929
Accounts payable and accrued liabilities	7,818	1,889	-	-	9,707
Export Prepayment Agreement	13,661	115,614	-	-	129,275
BDMG	211	1,305	1,252	686	3,454
Lease liabilities	1,802	1,048	429	452	3,731

Market risk

Market risk is the risk of loss that may arise from changes in market ‘factors such as interest rates and foreign exchange rates.

(a)   Interest rate risk

The Company has cash balances. The Company’s current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As of June 30, 2023, the Company has $45,617 as cash.

•	Sensitivity to a plus or minus 10% change in the interest rate of the export prepayment agreement would affect the Company’s consolidated statements of net loss and comprehensive loss by approximately $702.

•	Sensitivity to a plus or minus 10% change in the interest rate of the BDMG would affect the Company’s consolidated statements of net loss and comprehensive loss by approximately $47.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(b)   Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:

	June 30, 2023 (unaudited)	December 31, 2022
Brazilian Reais
Current assets	168,183	291.915
Current liabilities	(273,016)	(116.874)
United States Dollar
Cash in banks	30,685	28.704
Current liabilities	(10,321)	(3.800)
Non-current liabilities	(90,212)	(60.114)

Cash in Foreign Currencies	June 30, 2023 (unaudited)		December 31, 2022
	Amount	Equivalent	Amount in	Equivalent
	denominated	Amount	denominated	Amount
Denominated Currencies:	currency	in Canadian$	currency	in Canadian
Deposits in Brazilian Reais	12,102	3,345	223,635	57,325
Deposits in United States Dollars	30,685	40,627	28,704	38,886
Total Cash	-	43,972	-	96,211

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accounts payable and other liabilities denominated in Brazilian Reais and US dollars:

•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s unaudited Condensed Interim Consolidated Statements of Comprehensive income (loss) by approximately $372 with all other variables held constant.

•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect the Company’s unaudited Condensed Interim Consolidated Statements of Comprehensive income (loss) by approximately $2,808 with all other variables held constant.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

22.	Restricted share units (RSU)

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan received majority (and majority of disinterested) shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019, and was last amended, by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, January 1st, 2022	7,422,667
Exercised	(4,759,833)
Granted (1)(2)(3)(4)(5)(6)(7)	3,429,832
Balance, December 31, 2022	6,092,666
Exercised	(2,900,000)
Granted (8) (9) (10) (11)	1,110,592
Balance, June 30, 2023 (unaudited)	4,303,258

(1) On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the CEO of the Company and to a former director of the Company (2,500,000 RSUs to each), which vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
i.	1,000,000	Increase of market cap to $ 1.3 billion
ii.	1,000,000	Increase of market cap to $ 1.55 billion
iii.	1,000,000	Increase of market cap to $ 1.8 billion
iv.	2,000,000	Increase of market cap to $ 2 billion
	5,000,000

These RSUs contain a market condition, and therefore the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the RSUs which incorporated the following assumptions:

Risk-free rate	0.85%
Expected equity volatility	60%
Share price	10.25
Expected dividend rate	0.00%
Probability of success	33.88% - 61.42%

The expense for these RSUs have been valued based on the Company’s share price at the grant date.

An additional aggregate 500,000 RSUs will vest to the CEO upon approval by the Board of Directors of the plan to achieve a net zero carbon target and its subsequent successful execution. Since the Board has not yet approved the plan to achieve the net zero carbon target, the Company has not accrued the additional aggregate of 500,000 RSUs.

(2) On April 5, 2022, the Compensation Committee, delegated by the Board, approved the grant of 50,000 fully vested RSUs to a key consultant of the Company.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(3) On July 20, 2022, the Board approved the grant of 1,000,000 RSUs to the COO of the Company. These RSUs vest upon the achievement of specific operational goals (“milestones”). These RSUs contain certain non-market performance conditions and were valued using the Company’s share price on grant date. Such performance conditions relate to the achievement of the plant commissioning within a specific forecast, as well as the production of spodumene concentrate with detailed specification throughout a certain period. The Company considers that the likelihood of achievement of the milestones is probable, as result such RSUs have been fully accounted for and valued using the share price on the grant date.

(4) On August 5, 2022, the Company entered into a consulting agreement with an individual, where a total amount of 250,000 RSUs were awarded, being 120,000 immediately vested RSUs, 40,000 RSUs vesting on October 10, 2023 and 40,000 RSUs vesting on October 10, 2024, all of which are subject to Board approval and confirmation by the Compensation Committee, delegated by the Board.

(5) On October 28, 2022, the Compensation Committee, delegated by the Board, approved the grant of 1,332,332 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(6) On December 1, 2022, the Company entered into compensation agreements with four of its directors, where They were awarded a total of 295,000 RSUs. Out of this total, 235,000 RSUs were subject to time based vesting and 60,000

RSUs will vest on the achievement of an increase in the market capitalization of the Company to US$4 billion, conditional to the approval by the Compensation Committee, as delegated by the Board. Therefore, the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the 60,000 RSUs which incorporated the following assumptions:

Risk-free rate	2.83%
Expected equity volatility	73.33%
Share price	44.84
Expected dividend rate	0.00%
Probability of success	85.42

(7) For the year ended December 31, 2022, the weighted average grant date fair value of RSUs amounted to $36.34.

(8) For 2,382,332 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 1,047,500 RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value on December 31, 2022. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

(9) On March 22, 2023, the Compensation Committee, delegated by the Board, approved the grant of 140,333 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(10) On June 29, 2023, the Compensation Committee, delegated by the Board, approved the grant of 928,259 RSUs to key employees, directors and designated service providers of the Company. Some of these RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(11) For 1,068,592 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 42,000 RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value as at June 30, 2023. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

The unaudited total stock-based compensation for the three and six months ended June 30, 2023, in shareholders’ equity was $38,221 and $58,782, respectively (three and six months ended June 30, 2022 - $13,134 and $25,781), being $29,312 and 49,017 recorded as restricted share units expense (three and six months ended June 30, 2022 - $11,991 and 24,633) and the remaining portion were recorded in exploration and evaluation assets was $8,575 and 8,915 (three and six months ended June 30, 2022 - $3 and $8) and property, plant and equipment was $334 and $850 (three and six months ended June 30, 2022 - $1,433).

23.	Commitments

The Company entered into short-term agreements for the acquisition of machinery and services. The agreements have termination clauses for non-compliance with essential obligations. There is no provision for contract default, therefore there are no liabilities recorded in the Company’s consolidated financial statements.

At June 30, 2023 and December 31, 2022, total commitments, measured at nominal value according to the contracts are $183 thousands (unaudited) and $31 million, respectively.

24.	Legal claim contingency

Sigma Brazil is a party to a labor proceeding filed against them amounting $1,700 (equivalent to R$6 million). Sigma Brazil has been advised by its legal counsel that the likelihood of loss is possible, but not probable. Accordingly, no provision for any liability has been made in these consolidated financial statements.

Sigma Brazil is a party to a civil proceeding filed against them for alleged losses resulting from the Company's mineral research activity on the authors property and the estimated amount is $ 53 (equivalent to R$ 200 thousand), as well as payment of amounts as income for the occupation of the land. On July 28, 2023, the parties reached an agreement, where Sigma Brazil consented to pay $55 (equivalent R$200 thousands) as compensation for any and all damage and/or inconvenience arising from such lawsuit. The payment was concluded on August 29, 2023.

Sigma Corporate is a party to arbitration filed against Sigma Lithium Corporation and the estimated amount is $5,300 (equivalent to R$20 million). Sigma Corporate has been advised by its legal counsel that the likelihood of loss is possible. Accordingly, no provision for any liability has been made in these unaudited condensed interim consolidated financial statements.

25.	Subsequent Event

On July 8, 2023, the Board approved a potential grant of 99,000 RSUs to the new directors, elected by the shareholders at the Company’s annual and special meeting on June 30, 2023, in connection to their respective positions in the Board and in the Company committees.

On July 24, 2023 Sigma Lithium began trading its Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. The listing was an initiative of the B3 exchange itself, in an effort to make the stock more accessible to Brazilian retail and institutional investors. The BDRs are unsponsored and count on B3 as depositary and Sigma has no awareness of the volume and prices traded. The unsponsored BDRs are not regulated by the Brazilian Securities Exchange (CVM).

On July 27, 2023 Sigma Brazil initiated its operations and shipped the first 31,500 tons, being 15,000 tons of Green Lithium and 16,500 tons of Green Tailings.

On July 28, 2023, the Company changed its Chief Financial Officer (“CFO”). Caio Araujo, who was hired on June 26, 2023 as Chief Controls Officer (“CCO”) replaced the former CFO, and the Senior Financial Controller, Raphael Dias, hired on July 5, 2023, replaced Mr. Araujo as the new CCO.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Three and Six Months Periods Ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

On August 14, 2023, the Compensation Committee resolved (i) to forfeit of 500,000 RSUs originally granted to the former director, given that he is no longer a director or the co-CEO of the Company, and the successful execution of the net zero carbon did not occur while he occupied such positions; (ii) to recommend to the Board the approval of a potential grant of 725,000 RSUs and 100,000 Options, to certain officers, directors, employees, and services providers of the Company; and (iii) to grant 494,833.67 RSUs to certain officers, employees, and services providers of the Company, as delegated by the Board, being the vesting subject to time and performance metrics.